January 9, 2023

David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

File Nos.: 333-195493 and 811-22961

Dear Mr. Manion:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on December 28, 2022, with respect to the September 30, 2022 N-CSR filings for the Trust. For your convenience, your comments have been summarized with responses following each comment.

1.	Comment: Please update the Sarbanes Oxley certifications in line with the exact language of the certification in Form N-CSR and refile each Form N-CSR.

Response: The Registrant will update the certifications and refile the September 30 fiscal year end N-CSRs accordingly.

Alpha Architect Value Momentum ETF

2.	Comment: On 9/30 the Alpha Architect Value Momentum ETF (“VMOT”) had 10% exposure to the broader market due to short sales. Please discuss in correspondence why the notes to the financial statements do not discuss accounting policies for short sales, including recognition of dividend expense, expenses associated with the use of a prime broker and any rebates or income earned from the prime broker. Further, in future shareholder reports, please provide additional disclosure regarding accounting policies relating to short sales.

Response: The Registrant notes the documentation of short sale operations within the “Statement of Operations” (page 34). The Registrant believes that the accounting practices related to short sales are straightforward however, the Registrant will include additional disclosure regarding the Fund’s accounting policies relating to short sales in future shareholder reports.

Comment: The staff notes that the VMOT prospectus did not reflect any estimated expenses related to short sales in the fee table but the 3/31 semi-annual financials showed 94 basis points of dividend expense and a greater amount (over 100 basis points) as of the FYE. Please discuss in correspondence why no estimates were included in the fee table and whether a sticker was considered to reflect these expenses.

Response: The Registrant based the fee table on the trailing 12-month expenses of the Fund and at the time of the fee table update, the short sale expenses were not anticipated. The Registrant understood the table to be based on the prior year’s expenses and therefore did not consider a sticker. The Registrant will review and update, as needed, any Fund expenses on at least a semi-annual basis to determine if an off cycle update should be made.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

3.	Comment: Please consider expanding the risks of short sales in the prospectus.

Response: The Fund is in the annual update process and will add disclosure regarding short sales in the prospectus.

Benchmarks for VMOT and Merlyn Funds

4.	Comment: Please discuss in correspondence how these indices are considered appropriate broad-based indices in accordance with the requirements of Form N-1A.

Response: The Registrant is of the belief that blended primary benchmark indexes are generally recognized because such indexes can be more reflective of the market for the principal investments of a fund than a non-blended index.

For VMOT, the Registrant consulted with the Portfolio Managers to develop a target benchmark that reflects the approximate market exposure of the Fund over the long term. Specifically, VMOT includes a dynamic hedging strategy under certain market conditions, hence an allocation to Treasury Bills and equities in the blended broad-based index.

For the Merlyn Funds, the Registrant consulted with the Index Provider to approximate a target benchmark that reflects the dynamic exposure sought by each Merlyn Fund. Specifically, the Merlyn Funds include a dynamic shift to bonds (of varying risk profiles) under certain market conditions, hence an allocation to bonds and equities in the blended broad-based index.

Upholdings Compound Kings ETF

5.	Comment: With regard to prior performance, in future presentations, please disclose the differences in legal, structural, and objectives and strategies and their impact on how performance is calculated.

Response: The Registrant will update the disclosure accordingly in future reports.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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